EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Six Months Ended July 4, 2015
Fixed charges:

Interest expense*	$85
Estimated interest portion of rents	20

Total fixed charges	$105

Income:

Income from continuing operations before income taxes	$425
Fixed charges	105

Adjusted income	$530

Ratio of income to fixed charges	5.05

*       Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.